FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

DIANA SHIPPING INC.
(Translation of registrant's name into English)

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached to this Report on Form 6-K as Exhibit 1 are the results of operations of Diana Shipping Inc. for the three months ended March 31, 2006.

        This Report on Form 6-K is hereby incorporated by reference into the prospectus supplement, filed on June 1, 2006, contained in the Company's effective "Shelf" Registration Statement on Form F-3 (File No. 333-133410).